FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	DISTANCE VOTE FORM AGE - BRF SA of 04.27.2020

DISTANCE VOTE FORM

AGE - BRF SA of 04.27.2020

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the General Shareholders’ Meeting, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his/her/its legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the recognition of the signatures affixed in the Voting Form, nor their consularization.

On April 20, 2020 (inclusive), the deadline for receiving the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date of 04.20.2020 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after 04.20.2020, the votes will not be counted.

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)          To the Company: besides the Form, the shareholder shall submit a copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID. Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations  and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)         To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)        To the Bookkeeper: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website:

https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

DISTANCE VOTE FORM

AGE - BRF SA of 04.27.2020

Postal and electronic address to send the distance voting form, should the shareholder decide to deliver the document directly to the Company

BRF S.A.

Address: Avenida das Nações Unidas, 8.501 – Zip Code 05425-070, Pinheiros, São Paulo (SP), under the care of the Corporate-Legal Department. e-mail: acoes@brf-br.com

Contact person: Cristiana Rebelo Wiener

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3500, 3º Andar, São Paulo, SP, Zip Code 04538-132

Contact: Shareholders attendance

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations) - Opening hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. To amend Article 21, of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least, 8 (eight) times a year.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

2. To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors that may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting.

[   ] Approve         [   ] Reject         [   ] Abstain

DISTANCE VOTE FORM

AGE - BRF SA of 04.27.2020

Simple Resolution

3. To amend the Company’s Stock Option Plan (“Stock Option Plan”) and the Company’s Restricted Shares Plan (“Restricted Stocks Plan”), to establish that the total number of common shares, nominative, book-entry and without par value, representing the total capital stock of the Company that may be granted to beneficiaries as a result of the Stock Option Plan and the Restricted Stocks Plan, must not jointly exceed the limit of 2.5% ( two and a half percent) of such shares.

[   ] Approve         [   ] Reject         [   ] Abstain

City :_________________________________________________________________________

Date :________________________________________________________________________

Signature :____________________________________________________________________

Name of Shareholder:____________________________________________________________

Phone :_______________________________________________________________________